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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                                FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations may continue See Instruction 1(b).   X-Mr. Labertew is no longer
subject to Section 16.

1.   Name and Address of Reporting Person:
       Michael Labertew, 4885 Highland Drive, Suite 202A
        Salt Lake City, Utah 84117

2.   Issuer Name and Ticker or Trading Symbol:
        LifeSmart Nutrition Technologies, Inc., "LSNU"

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: February 2002

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner (X) Other
     Title: Former Director

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year): February 5, 2002
3. Transaction Code:    Code:   P
4. Securities Acquired (A) or Disposed of (D): Amount: 50,000 (A)
5. Amount of Securities Beneficially Owned at End of Month: 50,000
6. Ownership Form:  Direct (D) or Indirect (I): D
7. Nature of Indirect Beneficial Ownership:

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1.  Title of Derivative Security: Stock Option
2.  Conversion or Exercise Price of Derivative Security: $0.25
3.  Transaction Date (Month/Day/Year): February 5, 2002
4.  Transaction Code: M
5.  Number of Derivative Securities Acquired (A) or Disposed of (D): 50,000(D)
6.  Date Exercisable and Expiration Date (Month/Day/Year):
7.  Title and Amount of Underlying Securities:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned at End of Month: -0-
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
11. Nature of Indirect Beneficial Ownership:

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Explanation of Responses:
Mr. Labertew has resigned as a director of the Company. Prior to his resignation he exercised an option for 50,000 shares of common stock.

Signature of Reporting Person:


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Date: March 11, 2002, Michael Labertew